UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                 Commission File Number  0-18942


                           ILM II Senior Living, Inc.
                           --------------------------
             (Exact name of registrant as specified in its charter)


                       1750 Tysons Boulevard, Suite 1200,
                  Tysons Corner, Virginia 22102 (800) 257-3550
                  --------------------------------------------
                  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Stock, $.01 par value*
                          -----------------------------
            (Title of each class of securities covered by this form)


                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


         * Pursuant to its Articles of Incorporation, the corporate existence of ILM II Senior Living, Inc. ("ILM II") terminated automatically on December 31, 2001. Subsequent to such termination, ILM II made liquidating distributions of its residual net assets to its shareholders, and its corporate existence was formally terminated by the Virginia State Corporation Commission on January 22, 2003.

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]      Rule 12h-3(b)(1)(i)     [  ]
         Rule 12g-4(a)(1)(ii)    [  ]     Rule 12h-3(b)(1)(ii)    [  ]
         Rule 12g-4(a)(2)(i)     [  ]     Rule 12h-3(b)(2)(i)     [  ]
         Rule 12g-4(a)(2)(ii)    [  ]     Rule 12h-3(b)(2)(ii)    [  ]
                                          Rule 15d-6              [  ]

Approximate number of holders of record as of the certification or notice date:
   0*
--------

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ILM II has caused this certification notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 10, 2004                    By:  /s/ Jeffry Dwyer
                                                 -------------------------------
                                                 Jeffry Dwyer, Former Secretary